
10035734

...TES
...EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Finance Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Market Street, Suite 305
(No. and Street)

Portland	ME	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
(Name – *if individual, state last, first, middle name*)

100 Middle Street	Portland	ME	04101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter B. Ventre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Finance Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

MARY M. MILLS
Notary Public, Maine
My Commission Expires December 24, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Corporate Finance Securities, Inc.

We have audited the accompanying statements of financial condition of Corporate Finance Securities, Inc. (the "Company") as of December 31, 2009 and 2008, and the related statements of income, changes in shareholders' equity, changes in subordinated borrowings, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Corporate Finance Securities, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital as of December 31, 2009 and 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 26, 2010

CORPORATE FINANCE SECURITIES, INC.

Statements of Financial Condition

December 31, 2009 and 2008

ASSETS

	2009	2008
Cash and cash equivalents	**$ 15,717**	$ 26,682
Accounts receivable	**5,372**	2,235
Prepaid expenses	**1,016**	500
Deferred tax asset	**3,320**	5,720
Total assets	**$ 25,425**	$ 35,137

LIABILITIES AND SHAREHOLDERS' EQUITY

	2009	2008
Liabilities		
Accounts payable	**$ 8,000**	$ 8,000
Registered representatives' administration fees	**-**	2,250
Subordinated note payable	**-**	6,000
Total liabilities	**8,000**	16,250
Commitment (Note 2)		
Shareholders' equity		
Preferred stock, $5,000 par value; authorized – 1,000 shares, issued and outstanding – 4 shares	**20,000**	20,000
Common stock, no par value; authorized – 1,000,000 shares, issued and outstanding - 4,000 and 10,000 shares at December 31, 2009 and 2008, respectively	**4,000**	10,000
Accumulated deficit	**(6,575)**	(11,113)
Total shareholders' equity	**17,425**	18,887
Total liabilities and shareholders' equity	**$ 25,425**	$ 35,137

The accompanying notes are an integral part of these financial statements.

CORPORATE FINANCE SECURITIES, INC.

Statements of Income

Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Registered representatives' gross commissions	$ 380,000	$ -
Registered representatives' administration fees	33,600	34,350
Branch office and registered representatives' initial fees	500	6,500
Expenses reimbursed by registered representatives	6,418	3,654
Total revenues	420,518	44,504
Expenses		
Registered representatives' net commissions	378,100	-
Administrative fee	12,081	4,000
Financial audit expense	8,348	15,973
FINRA registered representatives' fees	5,435	2,319
Consulting expense	4,647	13,144
Firm registration fees	3,211	4,085
Virtual data room costs	750	-
Educational training	480	385
Subordinated loan interest expense	218	304
SIPC membership fee	150	150
Bank service charges	76	-
Postage and delivery	73	40
Fidelity bond	-	1,310
Rent	-	2,400
Miscellaneous expenses	40	58
Total expenses	413,609	44,168
Other income		
Interest income	29	45
Income before income tax expense	6,938	381
Income tax expense	2,400	130
Net income	$ 4,538	$ 251

The accompanying notes are an integral part of these financial statements.

CORPORATE FINANCE SECURITIES, INC.

Statements of Changes in Subordinated Borrowings

Years Ended December 31, 2009 and 2008

Subordinated borrowings, December 31, 2007	$ 6,000
Repayment of subordinated note	(6,000)
Issuance of subordinated note	6,000
Subordinated borrowings, December 31, 2008	6,000
Repayment of subordinated note	**(6,000)**
Subordinated borrowings, December 31, 2009	**$ -**

The accompanying notes are an integral part of these financial statements.

CORPORATE FINANCE SECURITIES, INC.

Statements of Changes in Shareholders' Equity

Years Ended December 31, 2009 and 2008

	Preferred Stock		Common Stock			
	Shares Issued	Amount	Shares Issued	Amount	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2007	4	$ 20,000	10,000	$ 10,000	(11,364)	$ 18,636
Net income	-	-	-	-	251	251
Balance at December 31, 2008	4	20,000	10,000	$ 10,000	(11,113)	18,887
Preferred stock issued	**1**	**5,000**	**-**	**-**	**-**	**5,000**
Preferred stock redeemed	**(1)**	**(5,000)**	**-**	**-**	**-**	**(5,000)**
Common stock redeemed	**-**	**-**	**(6,000)**	**(6,000)**	**-**	**(6,000)**
Net income	**-**	**-**	**-**	**-**	**4,538**	**4,538**
Balance at December 31, 2009	**4**	**$ 20,000**	**4,000**	**$ 4,000**	**$ (6,575)**	**$ 17,425**

The accompanying notes are an integral part of these financial statements.

CORPORATE FINANCE SECURITIES, INC.

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 4,538	$ 251
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in		
Accounts receivable	(3,137)	(1,927)
Prepaid expenses	(516)	715
Deferred tax asset	2,400	130
Increase (decrease) in		
Accounts payable	-	6,506
Registered representative administration fees	(2,250)	2,250
Net cash provided by operating activities	1,035	7,925
Cash flows from financing activities		
Proceeds from the issuance of preferred stock	5,000	-
Payment for the redemption of preferred stock	(5,000)	-
Payments for the redemption of common stock	(6,000)	-
Issuance of subordinated note payable	-	6,000
Repayment of subordinated note payable	(6,000)	(6,000)
Net cash used by financing activities	(12,000)	-
Net (decrease) increase in cash and cash equivalents	(10,965)	7,925
Cash and cash equivalents, beginning of year	26,682	18,757
Cash and cash equivalents, end of year	$ 15,717	$ 26,682
Supplementary information:		
Interest paid	$ 218	$ 304

The accompanying notes are an integral part of these financial statements.

CORPORATE FINANCE SECURITIES, INC.

Notes to Financial Statements

December 31, 2009 and 2008

Nature of Operations

Corporate Finance Securities, Inc. is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of The Financial Industry Regulatory Authority (FINRA). The Company is a C Corporation which was established on October 3, 2006.

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Recognition of Revenue

Revenue is recorded during the period in which services are performed. Revenue related to administrative fees from registered representatives is recorded when earned according to a predetermined fee schedule and is intended to provide for certain Company administrative costs. Revenue related to expense reimbursements from registered representatives is recorded when invoiced and represents a reimbursement to the Company of expenses incurred on behalf of its registered representatives.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income Taxes

The Company files separate independent federal and applicable state income tax returns. Federal and state income tax provisions are calculated and established based on the estimated tax rates.

Deferred income taxes are provided for the tax effects of differences between the financial and tax bases of assets and liabilities and for operating losses that are available to offset future taxable income.

Reclassifications

Certain amounts in the 2008 financial statements have been reclassified to conform to the 2009 presentation.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule SEC Rule 15c3-1(a)(2)(vi)), which requires the maintenance of $5,000 in minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2009 and 2008, the Company had net capital of $7,717 and $16,432, respectively, which was $2,717 and $11,432 in excess of its minimum required net capital of $5,000 at December 31, 2009 and 2008, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 and 2008, was 1.04 to 1 and .62 to 1, respectively.

The Company is exempt from the reserve requirements of Rule 15c3-3 as its broker/dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. The Company does not otherwise hold funds or securities for, or owe money or securities to customers.

3. Related Party Transactions

The Company had a note outstanding at December 31, 2008, with an annual interest rate of 5.25% and a principal balance in the amount of $6,000. The note matured on September 10, 2009, and was repaid in full to Alliance Business Brokers and Consultants, LLC of Tulsa, Oklahoma, a shareholder in a separate company in which the Company's shareholders are also invested. The note was not collateralized.

The Company subleased its office facilities for $300 per month through August 31, 2008, from a Company shareholder on a monthly tenancy at will basis. The sublease is cancelable by either party with 30 days written notice. Total rent expense for 2009 and 2008 was $0 and $2,400, respectively, and is included in the accompanying statements of income.

Effective September 1, 2008, the Company entered into an administrative services agreement with a Company shareholder. The agreement is cancelable by either party with 30 days written notice. Total administrative expense under the agreement for 2009 and 2008 was $12,081 and $4,000, respectively, and is included in the accompanying statements of income.

4. Income Taxes

The federal income tax expense, included in the accompanying statements of income, relates to the net operating income of $4,538 and $251 incurred during 2009 and 2008, respectively. There are no material deferred taxes.

5. Subsequent Events

In May 2009, the Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Codification Topic 855, *Subsequent Events*, which establishes general standards of, and accounting for and disclosure of, events that occur after the balance sheet date, but before financial statements are issued. This guidance was effective for interim and annual periods ending after June 15, 2009. Management has evaluated subsequent events through February 26, 2010, the date the December 31, 2009 financial statements were available for issuance, and no events occurred requiring recognition or disclosure.

Schedule

CORPORATE FINANCE SECURITIES, INC.

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2009 and 2008

	2009	2008
Total shareholders' equity	$ 17,425	$ 18,887
Subordinated note payable	-	6,000
Adjusted total shareholders' equity	17,425	24,887
Deductions		
Nonallowable assets		
Prepaid expenses and accounts receivable	6,388	2,735
Other assets	3,320	5,720
Net capital	$ 7,717	$ 16,432
Aggregate indebtedness		
Accounts payable and other liabilities	$ 8,000	$ 10,250
Aggregate indebtedness	$ 8,000	$ 10,250
Computation of basic net capital requirement (greater of minimum net capital required or minimum dollar requirement)	$ 5,000	$ 5,000
Net capital in excess of requirement	$ 2,717	$ 11,432
Ratio of aggregate indebtedness to net capital	1.04 to 1	.62 to 1

The computation of net capital above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A at December 31, 2009 and 2008.

BERRY.DUNN.MCNEIL & PARKER



CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholders
Corporate Finance Securities, Inc.

In planning and performing our audits of the financial statements of Corporate Finance Securities, Inc., as of December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PORTLAND, ME · BANGOR, ME · MANCHESTER, NH
WWW.BDMP.COM

To the Board of Directors and Shareholders
Corporate Finance Securities, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the entity's financial reporting.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Shareholders, management, the SEC, The Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 26, 2010

OFFICES:

100 MIDDLE STREET, PO BOX 1100
PORTLAND, ME 04104-1100
(207) 775-2387
FAX (207) 774-2375

36 PLEASANT STREET
BANGOR, ME 04401-6494
(207) 942-1600
FAX (207) 942-9278

1000 ELM STREET, 15TH FLOOR
MANCHESTER, NH 03101-1730
(603) 669-7337
FAX (603) 666-4755

60 STATE STREET, SUITE 700
BOSTON, MA 02109
(617) 878-2175
FAX (617) 371-2950

WWW.BDMP.COM

CORPORATE FINANCE SECURITIES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the

Securities and Exchange Commission

December 31, 2009 and 2008

With Independent Auditors' Report

BERRY.DUNN.MCNEIL & PARKER

BDMP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS